Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 12 DATED JANUARY 15, 2026
TO THE PROSPECTUS DATED APRIL 15, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 15, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of February 1, 2026;
•to disclose the calculation of our December 31, 2025 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
As of December 31, 2025, our direct real estate investments include 68 real estate properties totaling approximately 10.8 million square feet located in 30 markets throughout the U.S., with a weighted average occupancy rate of 94%. As of December 31, 2025, our leverage ratio was 28%.
On December 30, 2025, we acquired a 100% interest in Elizabeth on Seventh, a 95% occupied, 2022‑vintage mixed‑use property consisting of boutique office and retail space totaling 100,537 square feet. The property is located in Charlotte, North Carolina, and was acquired for a purchase price of $58.2 million, inclusive of acquisition‑related costs.
On January 9, 2026, we originated the Sync DFW Multifamily Portfolio Loan, a floating-rate loan secured by two multifamily properties located in Dallas, Texas, with a total commitment of $114.0 million. The loan was originated with an initial term of two years, with three 12-month extension options.
February 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2026 (and repurchases as of January 31, 2026) is as follows:

Transaction Price (per share)
Class T	$26.0583
Class S	$26.1285
Class D	$26.0768
Class I	$26.2231
Class E	$28.1231
The February 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of December 31, 2025:

$ in thousands, except share/unit data
Components of NAV	December 31, 2025
Investments in real estate	$1,006,986
Investments in unconsolidated entities	157,442
Investments in real estate-related securities	33,259
Investments in commercial loans	95,335
Investment in affiliated fund	12,545
Cash and cash equivalents	25,578
Restricted cash	1,954
Other assets	2,230
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(394,425)
Subscriptions received in advance	(401)
Other liabilities	(20,574)
Accrued performance participation allocation	(151)
Management fee payable	(626)
Accrued stockholder servicing fees	(17)
Non-controlling interests in joint-ventures	(286,572)
Net asset value	$632,563
Number of outstanding shares	23,183,377
The following table provides a breakdown of our total NAV and NAV per share by class as of December 31, 2025:

$ in thousands, except share/unit data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Total
Net asset value	$7,085	$12,565	$13,402	$105,654	$36,372	$420,456	$24,474	$12,555	$632,563
Number of outstanding shares/units	271,887	480,891	513,924	4,029,060	1,293,308	15,222,610	906,613	465,084	23,183,377
NAV Per Share/Unit as of December 31, 2025	$26.0583	$26.1285	$26.0768	$26.2231	$28.1231	$27.6205	$26.9953	$26.9959

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	9.0%	7.3%
Industrial	7.9%	5.9%
Self-Storage	7.6%	5.8%
Multifamily	7.5%	5.5%
Student Housing	7.8%	5.8%
Retail	8.4%	7.3%
Manufactured Housing Community	10.0%	5.7%
These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	2.9%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of January 12, 2026, we have issued and sold in our public offering (1) 694,063 shares of our common stock (consisting of 38,184 Class T shares, 111,011 Class S shares, 36,910 Class D shares, 496,125 Class I shares and 11,833 Class E shares) in the primary offering for total proceeds of $18.4 million and (2) 104,185 shares of our common stock (consisting of 10,025 Class T shares, 20,632 Class S shares, 20,282 Class D shares, 44,019 Class I shares and 9,227 Class E shares) pursuant to our distribution reinvestment plan for a total value of $2.8 million. As of December 31, 2025, our aggregate NAV was $632.6 million. We intend to continue selling shares in our public offering on a monthly basis.